Filed pursuant to Rule 433. Registration Statement Nos. 333-179685 and 333-179685-01.

RBS Exchange Traded Notes BUILDING TOMORROW™

RBS US Large Cap Trendpilot™ ETN (TRND)



The RBS US Large Cap Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland N.V. ("RBS NV"), and are fully and unconditionally guaranteed by RBS Holdings N.V. ("RBS Holdings"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS NV and RBS Holdings to pay, and are also subject to market risk.

RBS US Large Cap Trendpilot™ ETNs track the RBS US Large Cap Trendpilot™ Index (USD) which provides:

Trend-following exposure using an objective and transparent methodology to either the S&P 500® Total Return Index or the Cash Rate;

Large Cap Exposure in positive trending markets by tracking the S&P 500® Total Return Index, the level of which incorporates the reinvestment of any cash dividends paid on its component securities. The RBS ETNs do not pay interest or dividends; and

Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot™ Index Methodology



A positive trend is established:
The Index will track the Benchmark Index
If the closing level of the Benchmark Index is at or above its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established:
The Index will track the Cash Rate
If the closing level of the Benchmark Index is below its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index
Hypothetical 200-Index business day simple moving average
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Benchmark Index will be the same as the trend of the Benchmark Index on the immediately preceding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

[1]Benchmark Index Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return index) over the prior 12 months ending 4/10/2012 divided by the closing level of the price return version of the Benchmark Index as of 4/10/2012.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland N.V.
Guarantor	RBS Holdings N.V.
Ticker	TRND
Intraday Indicative Value Ticker	TRND.IV
CUSIP	78009L308
ISIN	US78009L3087
Primary Exchange	NYSE Arca
Maturity	12/7/2040
Benchmark Index Dividend Yield[1]	1.95%
Index	RBS US Large Cap Trendpilot™ Index (USD) (Bloomberg symbol: "TPLCUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
Benchmark Index	S&P 500® Total Return Index (Bloomberg page: "SPTR Index")
Cash Rate	Yield on a hypothetical notional investment in U.S. Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS NV for repurchase on any business day on or prior to 11/29/2040, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/5/2040.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/TRND*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more
Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

RBS

Historical Performance (%) -- as of 03/30/2012

                                                            1-MONTH 3-MONTH 1-YEAR SINCE RBS ETN INCEPTION
                                                              (%)     (%)     (%)        (12/6/10) (%)
----------------------------------------------------------- ------- ------- ------ -----------------------
RBS US Large Cap Trendpilot[] ETN Daily Redemption Value(1)  3.21    12.31  -0.56           8.09
RBS US Large Cap Trendpilot(TM) Index                        3.31    12.59   0.25           9.31
S and P 500([R]) Total Return Index (Benchmark Index)            3.29    12.59   8.54          18.35
S and P 500([R]) Index (Price Only)                              3.13    12.00   6.23          15.15
Cash rate on 03/30/12 was 0.085%                               --      --     --             --

The table above presents the actual performance of the Index, the RBS ETNs, the
S and P 500([R]) Total Return Index (the Benchmark Index), and the S and P 500([R])
Index (Price Only) over the speci[]ed periods. For information regarding the performance of the Trendpilot Index, see pages PS-35 to PS-39 of the pricing supplement of the RBS ETNs []led with the

U. S. Securites and Exchange Commisson (SEC). Past performance does not guarantee future results.

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the

Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash
Rate.

S and P 500([R]) Index Performance -- as of 03/30/2012

S and P 500([R]) Total Return Index
S and P 500([R]) Total Return Index 200-Index business day simple moving average
S and P 500([R]) Index (Price Only)

2,500
                                 --------- ------- ------ ----- --- ----- --- ----- --- ------ --- ------ --------

2,000                                                                                                              The graph to the
                                                                                                                   left is the
 historical
                                                                                                                   performance of
 the
-------------------------------- --------- ------- ------ ----- --- ----- --- ----- --- ------ --- ------ --------

                                                                                                                   S and P 500([R])
 Total Return
1,500
                                                                                                                   Index, S and P
 500([R]) Index
                                                                                                                   (Price Only) and
 the
                                                                                                                   S and P 500([R])
 Total Return
-------------------------------- --------- ------- ------ ----- --- ----- --- ----- --- ------ --- ------ --------

1,000                                                                                                              Index 200-Index
                                                                                                                   business day
 simple
                                                                                                                   moving average.
 This
-------------------------------- --------- ------- ------ ----- --- ----- --- ----- --- ------ --- ------ --------

 500                                                                                                               illustration does
 not
                                                                                                                   re[]ect any
 historical
                                                                                                                   Trendpilot Index
  (0) May 92 93 94               95 96     97 98   99 00  01    02  03    04    05  06     07  08      09 10 11 12 performance.
    91
-------------------------------- --------- ------- ------ ----- --- ----- --- ----- --- ------ --- ------ -------- ------
 ------------------
S and P 500([R]) Index 1-Year Annual Return Comparison (%)(1)
--------------------------------------------------------- ----- --- ----- --- ----- --- ------ --- ------ -------- ------
 ------------------
                                    1991     1992   1993  1994      1995      1996      1997       1998    1999    2000    2001
-------------------------------- --------- ------- ------ ----- --- ----- --- ----- --- ------ --- ------ -------- ------
 ------------------
 S and P 500([R]) Total Return Index      --     7.62   10.08 1.32      37.58     22.96     33.36      28.58   21.04   -9.10   -11.89
 S and P 500([R]) Index (Price Only)      --     4.46   7.06  -1.54     34.11     20.26     31.01      26.67   19.53   -10.14  -13.04
 Cash Rate (Year-End)                3.91    3.24   3.06  5.57      4.91      5.08      5.43       4.52    5.30    5.70    1.71
                                    2002     2003   2004  2005      2006      2007      2008       2009    2010    2011   2012-Q1
-------------------------------- --------- ------- ------ ----- --- ----- --- ----- --- ------ --- ------ -------- ------
 ------------------
 S and P 500([R]) Total Return Index    -22.10   28.68  10.88 4.91      15.79     5.49      -37.00     26.46   15.06   2.11    12.59

S and P 500([R]) Index (Price Only) -23.37 26.38 8.99 3.00 13.62 3.53 -38.49 23.45 12.78 0.00 12.00
Cash Rate (Year-End)            1.19   0.89  2.23 3.91 4.88  3.31 0.05   0.11  0.18  0.03 0.09

(1) The table above does not re[]ect any Trendpilot[] Index performance. The
Trendpilot[] Index performance is not the same as the S and P 500([R]) Index performance. The Trendpilot[] Index may underperform the S and P 500([R]) Index over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets.
Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.
The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS
Holdings N.V. (RBS Holdings) have []led a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the
offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been []led with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively,
RBS NV, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Large Cap Trendpilot(TM) Index (USD) (Index) is the property of The
Royal Bank of Scotland plc, which has contracted with Standard and Poor's
Financial Services LLC (S and P) to maintain and calculate the Index. The S and P
500([R]) Index is the exclusive property of S and P and has been licensed for use by RBSSI and its af[]liates in connection with the Index. S and P shall have no liability for any errors or omissions in calculating the Index. "Standard and
Poor's([R])," "S and P([R])" and "S and P 500([R])" are registered trademarks of S and P.
"Calculated by S and P Custom Indices" and its related stylized mark are service marks of S and P and have been licensed for use by RBSSI and its af[]liates. The
RBS ETNs are not sponsored, endorsed, sold or promoted by S and P or its af[]liates, and neither S and P nor its af[]liates make any representation regarding the advisability of investing in the RBS ETNs.
Copyright [C] 2012 RBS Securities Inc. All rights reserved. RBS Securities
Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an af[]liate of
RBS NV.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value. Dated April 24, 2012